Exhibit 99.1

2019 Corporate Calendar

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today the following corporate calendar for year 20191:

Earnings Releases
7 February 2019 - Group Results for Fourth Quarter and Full Year 2018
3 May 2019 - Group Results for First Quarter 2019
31 July 2019 - Group Results for Second Quarter 2019
31 October 2019 - Group Results for Third Quarter 2019
A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Group’s corporate website (www.fcagroup.com).
The Annual General Meeting for the approval of Fiat Chrysler Automobiles N.V.’s 2018 financial statements is scheduled for 12 April 20192.

The 2019 corporate calendar is available on the corporate website (www.fcagroup.com).
London, 7 January 2019

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1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.

2 For the sole purpose of complying with the requirements of the Instructions pursuant to the Regulation of Borsa Italiana S.p.A., the Company informs that, should the Annual General Meeting resolve a dividend relating to the 2018 financial year, the relevant ex date would occur in the month of April 2019. This statement is made for the sole purpose of complying with regulatory requirements and cannot be construed as an anticipation regarding any dividend distribution in 2019 or in the following years.

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com